FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Summary of Minutes of the Board of Directors’ Meeting dated March 17, 2003

CONTACT:

María Elena Siburu de López Oliva

Investor Relations Manager

Phone: (5411) 4341 5035

E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

______

BBVA BANCO FRANCES (NYSE:BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA)

Buenos Aires, March 19, 2003

Banco Frances hereby informs that Directors Messrs. Jaime Guardiola Romojaro, Amadeo R.Vázquez and Ignacio Sanchez Asiaín-Sanz, as well as Alternate Directors, Martín E. Zarich and José Ayala Vargas, have submitted their resignations. The Board of Directors, in its meeting held on March 17, 2003 approved the resignations and appointed Mssrs. Jorge Bledel, Juan Ignacio Giménez Echeverría and Oscar Castro to fill the vacancies.

Consequently, the composition of the Board of Directors remains as follows, until next Shareholder’s Meeting:

Chairman	Mr. Jorge Bledel
Vice Chairman	Mr. Juan Ignacio Giménez Echeverría
Directors	Mr. Marcelo Gustavo Canestri
Mr. Javier D’Ornellas
Mr. Oscar Castro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 20, 2003	By:	/S/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
			Name:	María Elena Siburu de López Oliva
			Title:	Investor Relations Manager